Exhibit 13.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report on Form 20-F of DRDGOLD Limited (the
"Company") for the fiscal year ended June 30, 2007, as filed with the Securities and
Exchange Commission on the date hereof (the "Report"), Jacob Hendrik Dissel, as Acting
Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, that, to the best of his knowledge:
(1)
Subject to the audited financial statements of Emperor Mines Limited required by Rule 3-09 of Regulation S-X that have not been included in the Report (but have been substituted by comparable unaudited financial statements of Emperor Mines Limited), the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jacob Hendrik Dissel
By:
Jacob Hendrik Dissel
Title:   Acting Chief Financial Officer
Date:    December 14, 2007